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VIA EDGAR CORRESPONDENCE

January 26, 2016

Ivan Griswold

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Western Digital Corporation

Registration Statement on Form S-4

Filed December 11, 2015

File No. 333-208517

Dear Mr. Griswold:

On behalf of Western Digital Corporation (“Western Digital”), set forth below are responses to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”).

Western Digital has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments, as transcribed by us, is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Western Digital has been furnished by Western Digital and the information contained herein with respect to SanDisk Corporation (“SanDisk”) has been furnished by SanDisk. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Mr. Griswold

Securities and Exchange Commission

January 26, 2016, p. 2

Registration Statement on Form S-4

Unaudited Prospective Financial Information, pages 131 through 136

1.	This section includes a number of non-GAAP metrics, please provide the disclosure required by Item 10(e)(1) of Regulation S-K, which generally requires a reconciliation of non-GAAP metrics to the most directly comparable GAAP metric.

Response:

In response to the Staff’s comment, Western Digital respectfully advises the Staff that it has considered the requirement of Item 10(e)(1) of Regulation S-K and believes that providing a reconciliation of non-GAAP metrics is not required or appropriate by virtue of Item 10(e)(6) of Regulation S-K. Item 10(e)(6) states that the requirements of Item 10(e) of Regulation S-K “shall not apply to a non-GAAP financial measure included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to”, among other things, Item 1015 of Regulation MA. The non-GAAP metrics disclosed in the section captioned “Unaudited Prospective Financial Information” were disclosed solely to provide investors with certain information made available to the parties’ respective financial advisors relating to their analyses. Accordingly, since the non-GAAP metrics were provided solely in respect of information required by Item 1015 of Regulation M-A in connection with a business combination, Western Digital believes that a reconciliation of the type contemplated by Item 10(e) of Regulation S-K is not required or appropriate in light of Item 10(e)(6) of Regulation S-K.

Note 5 to the Unaudited Pro Forma Condensed Combined Financial Statements, page 216

2.	Please revise the disclosure in this section to include the LIBOR rate assumption used to determine the interest expense and cost of debt in the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 216 of Amendment No. 1 has been revised.

Questions and Answers About the Special Meetings and the Merger, page 5

3.	Consider indicating in the table on page 5 and elsewhere in the document to indicate that the Adjusted Base Cash Consideration and the Adjusted Base

Mr. Griswold

Securities and Exchange Commission

January 26, 2016, p. 3

Exchange Ratio applies in a scenario in which the Unis Investment closes prior to the closing of the Merger and that the Adjusted Alternate Cash Consideration and the Adjusted Alternate Exchange Ratio applies in a scenario in which the Unis Investment does not close prior to the closing of the Merger.

Response:

In response to the Staff’s comment, the disclosure on pages 5, 6, 18, and 157 of Amendment No. 1 and in each place that the table appears in Amendment No. 1 has been revised.

*            *             *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Neil Q. Whoriskey at (212) 225-2000.

Sincerely,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Matthew P. Salerno
Matthew P. Salerno, a Partner

Enclosure

cc:	Michael C. Ray, Esq.

Executive Vice President, Chief Legal Officer and Secretary, Western Digital Corporation

Mark Brazeal, Esq.

Chief Legal Officer and Senior Vice President, IP Licensing, SanDisk Corporation

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Kenton J. King, Esq.

Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP